EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Vodacom Group (Proprietary) Ltd - trading update for the year ended 31 March 2007

Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), in which both Telkom and Vodafone Group plc ("Vodafone") have a 50.0% shareholding, announced today a trading update for the year ended 31 March 2007. Following the release of Vodafone's results today which includes certain strategic financial information about the Vodacom Group, Telkom has repeated this information in this announcement to ensure clarity.

Highlights in the Vodacom Group's financial results for the year ended 31 March 2007 include:

•	Total customers increased by 28.2% to 30.2 million;
•	Revenue increased by 20.9% to R41.1 billion;
•	Profit from operations increased by 22.5% to R10.9 billion;
•	EBITDA increased by 20.5% to R14.2 billion;
•	Cash generated from operations increased by 25.0% to R13.9 billion.

A detailed analysis of the Vodacom Group's operations and indicators for each of the five countries in which it does business will be released at Vodacom's annual results presentation at 09h30 on Wednesday 13 June 2007 at Vodaworld, Midrand, Johannesburg.

Pretoria

29 May 2007

Sponsor: UBS